P.E. 2/1/02

Securities and Exchange Commission
Washington, D.C. 20549

02017068

FORM 6-K

Report of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16
Of The
Securities Exchange Act of 1934

For the month of February 2002 Commission file number 1-12260

COCA-COLA FEMSA, S.A. de C.V.

(Translation of Registrant's name into English)

Río Amazonas 43
Col. Cuauhtémoc, 06500 México D.F., México
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F X Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes __ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-__.)

Translated Agenda of the Ordinary and Extraordinary Shareholders' Meeting to be held at 4:00 P.M. on March 12, 2002, in the Sala Femsa 1 room at Guillermo González Camarena #600, Centro de la Ciudad Santa Fe, Mexico City, Mexico

I. Report of the Board of Directors; Presentation of the Financial Statements of Coca-Cola FEMSA, S.A. de C.V., for the 2001 fiscal year, as well as the companies of which Coca-Cola FEMSA, S.A. de C.V. is the majority shareholder and in which Coca-Cola FEMSA, S.A. de C.V. has invested more than 20% of the companies' book value; and the report of the Examiners pursuant to Article 172 of the General Law of Commercial Companies ("Ley General de Sociedades Mercantiles") and the applicable provisions of the Stock Market Law ("Ley del Mercado de Valores").

II. Application of the Results for the 2001 Fiscal Year, including the payment of a cash dividend, in Mexican pesos, equal to Ps. 0.3937 per share.

III. Proposal to allot a maximum, in Mexican pesos, of Ps. 400,000,000.00 towards the repurchase of shares.

IV. Election of the Directors and Examiners, and resolution with respect to their remuneration.

V. Appointment of the Audit Committee.

VI. Amendment of Articles 7, 12, 18, 20, 22, 23, 24, 25, 26, 28, 30 and 32 of the by-laws of Coca-Cola FEMSA, S.A. de C.V., in accordance with reforms to the Stock Market Law, as well as the general provisions set forth by the National Banking Commission ("Comision Nacional Bancaria y de Valores").

VII. Appointment of delegates for the Shareholders' Meeting.

VIII. Minutes of the Shareholders' Meeting.

CONVOCATORIA

Por acuerdo del Consejo de Administración, se convoca a los Accionistas de **Coca-Cola FEMSA, S.A. de C.V., a la Asamblea General Ordinaria y Extraordinaria** que deberá celebrarse a las 16:00 horas del día 12 de Marzo del 2002, en la Sala Femsa 1, del edificio ubicado en Guillermo González Camarena #600, Centro de Ciudad Santa Fe, en México, D.F., de acuerdo con el siguiente:

ORDEN DEL DIA:

Conocer y tomar los acuerdos que la Asamblea estime convenientes, sobre:

I. Informe del Consejo de Administración; presentación de los Estados Financieros de **Coca-Cola FEMSA, S.A. de C.V.**, correspondientes al Ejercicio Social del 2001, así como los correspondientes a las sociedades en las que esta sociedad es titular de la mayoría de las acciones y cuya inversión en las mismas excede del 20% de su capital contable; e informe de los comisarios, en los términos del artículo 172 de la Ley General de Sociedades Mercantiles y de las disposiciones aplicables de la Ley del Mercado de Valores.

II. Aplicación de la cuenta de resultados del Ejercicio Social del 2001, en la que se incluya decretar y pagar un dividendo en efectivo, en moneda nacional, a razón de $0.3937 por cada acción en circulación.

III. Propuesta para establecer como monto máximo de recursos que podrán destinarse a la compra de acciones propias, la cantidad de $400´000,000.00 moneda nacional.

IV. Elección de los miembros del Consejo de Administración y de Comisarios, propietarios y suplentes, y determinación de sus honorarios.

V. Nombramiento del Comité de Auditoría.

VI. Modificación de los artículos 7o., 12o., 18o., 20o., 22o., 23o., 24o., 25o., 26o., 27o., 28o., 30o. y 32o. de los estatutos sociales de **Coca-Cola FEMSA, S.A. de C.V.**, para adecuarlos a las reformas de la Ley del Mercado de Valores así como a las disposiciones de carácter general expedidas por la Comisión Nacional Bancaria y de Valores.

VII. Nombramiento de delegados.

VIII. Lectura y aprobación en su caso, del acta de la asamblea.

Para asistir a la Asamblea, los accionistas deberán estar inscritos como tales en el registro que lleva la sociedad. Los accionistas titulares de acciones Series "A" y "D" deberán depositar los títulos respectivos en la División Fiduciaria de Banca Serfín, S.A., quien les expedirá una constancia del depósito, misma que se requerirá para obtener de la secretaría de la sociedad la tarjeta de entrada para la asamblea. Los accionistas titulares de acciones Serie "L" deberán depositar sus títulos en la secretaría de la sociedad, a fin de obtener la tarjeta de entrada correspondiente, o bien, podrán depositarlas en una institución para el depósito de valores.

En caso de acciones depositadas en una institución para el depósito de valores, ésta deberá comunicar oportunamente, a la Secretaría de la Sociedad, el número de acciones que cada uno de sus depositantes mantenga en dicha Institución, indicando si el depósito se hace por cuenta propia o ajena, debiendo esta constancia complementarse con el listado de nombres que los depositantes formulen.

El depósito de acciones, la entrega de constancias y la comunicación deberán hacerse a la secretaría de la sociedad, ubicada en Guillermo González Camarena #600, 1er. Piso, centro de ciudad Santa Fe, en esta ciudad de México, D.F., teléfono 5081-5100, extensión 5668, por lo menos con 48 horas de anticipación al día y hora señalada para la celebración de la asamblea, a fin de obtener de la secretaría de la sociedad la correspondiente tarjeta de entrada.

Los accionistas podrán ser representados en la Asamblea por apoderados designados mediante simple carta poder o mediante poder otorgado en los formularios a que se refiere el artículo 14 bis 3 de la Ley del Mercado de Valores, mismos que deberá recibir la secretaría de la sociedad, con la anticipación señalada anteriormente. Los formularios de los poderes referidos estarán disponibles en la secretaría de la sociedad.

México, D.F., a 21 de Febrero del 2002

Coca-Cola FEMSA, S.A. de C.V.

Lic. Carlos E. Aldrete Ancira

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Coca-Cola FEMSA, S.A. de C.V.
(Registrant)

Date: February 26, 2002

By: ______________________
Name: Héctor Treviño Gutiérrez
Title: Chief Financial Officer